1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
October 20, 2022	www.integraresources.com

INTEGRA ANNOUNCES DRILL RESULTS FROM DELAMAR PROJECT: 108.8 M GRADING 0.79 g/t GOLD
EQUIVALENT AT FLORIDA MOUNTAIN AND 48.8 m GRADING 0.73 g/t GOLD EQUIVALENT AT
BLACKSHEEP

  Drill results from Florida Mountain include:
    FME-21-138 - 0.59 grams per tonne ("g/t") gold ("Au") and 15.01 g/t silver ("Ag") (0.79 g/t gold equivalent ("AuEq")) over 108.81 meters ("m")
      Including 3.16 g/t Au and 131.00 g/t Ag (4.85 g/t AuEq) over 1.52 m
    FME-21-141 - 0.50 g/t Au and 41.50 g/t Ag (1.03 g/t AuEq) over 73.15 m
      Including 6.42 g/t Au and 745.00 g/t Ag (16.01 g/t AuEq) over 1.53 m
      Including 2.04 g/t Au and 539.00 g/t Ag (8.98 g/t AuEq) over 1.52 m
  FME-21-152 - 0.50 g/t Au and 31.63 g/t Ag (0.91 g/t AuEq) over 43.89 m
  Approximately the first 100 m of the Florida Mountain deposit host oxide and transitional gold-silver mineralization that could be amenable to heap leaching. The drill results announced today continue to demonstrate the strong continuity and grade of the oxide and transitional material destined for the heap leach pad as demonstrated in the Company's 2022 Pre-feasibility Study ("PFS").
  Drill results from BlackSheep include:
  IGE-21-004 - 0.52 g/t Au and 110.58 g/t Ag (1.94 g/t AuEq) over 6.86 m
  LDE-21-005 - 0.59 g/t Au and 11.23 g/t Ag (0.73 g/t AuEq) over 48.77 m
    Including 8.62 g/t Au and 17.57 g/t Ag (8.85 g/t AuEq) over 1.52 m
  The BlackSheep target is a highly prospective, 25 square kilometer greenfield exploration target northwest of the DeLamar Deposit. Integra has done very limited exploration drilling in BlackSheep to date; however, the initial drill results suggest that BlackSheep could contain multiple oxide and transitional gold-silver targets that could further complement DeLamar.
  Generally, the first 40 m of material at BlackSheep is oxide and transitional and could be amenable heap leaching, subject to further metallurgical testwork. The Company also completed an extensive surface mapping and sampling program at BlackSheep, surface assay samples include:
    Lucky Days - 2.76 g/t Au and 586.00 g/t Ag (10.30 g/t AuEq)
    Georgianna - 13.33 g/t Au and 109.57 g/t Ag (14.74 g/t AuEq)
    Twin Peaks - 6.12 g/t Au and 330.00 g/t Ag (10.37 g/t AuEq)
  With the exception of a portion of drill hole FME-21-138, none of the results released today were included in the recent 2022 Resource Estimate, further demonstrating upside potential for future gold and silver resource expansion at DeLamar.
  The Company is currently drilling the low-grade, gold-silver stockpiles at DeLamar left behind by previous operators.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce drill results from the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The drill results announced today further demonstrate the resource upside potential of the project in multiple areas, including the highly prospective BlackSheep target located on trend northwest of the DeLamar Deposit.

"Over the past 4 years of exploration work and economic studies, which include a Preliminary Economic Assessment and Pre-feasibility Study, one item has continued to demonstrate strong relevance at DeLamar, the vast, untapped and untested gold-silver upside potential of the Project. Multiple targets for resource expansion are located in proximity to and outside of the known gold-silver deposits at DeLamar and Florida Mountain," states George Salamis, President and CEO. "In 4 short years, the Company has established a large gold-silver resource on the Project, as shown in the Company's Pre-feasibility Study, while defining multiple targets on the Project with significant exploration potential. On average, the Company has discovered ounces on the Project at a cost of approximately US$10 per ounce."

"As outlined in the Pre-feasibility Study, DeLamar has the potential to produce a significant amount of gold and silver with high-margins and low up-front capital. This profitable project will likely be further enhanced in the future through the exploration and drilling of multiple targets around DeLamar, as shown with these drill results. Even as the Company progresses the project into permitting and mine development, exploration and resource expansion will continue to be a key focus of the Company."

The following table highlights selected intercepts from Florida Mountain drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
FME-21-138	0.00	108.81	108.81	0.59	15.01	0.79
including	26.52	28.04	1.52	3.16	131.00	4.85
FME-21-138	151.18	152.55	1.37	0.87	342.00	5.27
FME-21-140	0.00	14.94	14.94	0.20	6.48	0.28
FME-21-140	31.70	64.31	32.61	0.24	6.81	0.32
FME-21-140	84.28	153.01	68.73	0.31	10.00	0.44
including	119.48	121.01	1.53	3.78	92.40	4.97
FME-21-140	169.47	187.91	18.44	0.44	11.61	0.58
FME-21-141	0.00	69.19	69.19	0.29	10.47	0.42
including	12.04	13.56	1.52	1.46	198.00	4.01
FME-21-141	112.78	185.93	73.15	0.50	41.50	1.03
including	115.82	117.35	1.53	6.42	745.00	16.01
including	157.58	159.11	1.53	1.30	147.00	3.20
including	166.73	168.25	1.52	2.04	539.00	8.98
FME-21-142	0.00	68.89	68.89	0.21	7.60	0.30
FME-21-142	103.94	105.46	1.52	2.22	2.89	2.26
FME-21-142	138.07	178.31	40.24	0.65	8.53	0.76
including	177.09	178.31	1.22	11.61	32.92	12.04
FME-21-143	32.92	69.49	36.57	0.28	20.11	0.53
including	32.92	34.44	1.52	4.92	30.01	5.30
FME-21-143	147.98	151.18	3.20	7.53	22.99	7.83
including	147.98	148.74	0.76	29.53	92.75	30.73
FME-21-145	134.11	135.64	1.53	4.95	5.82	5.02
FME-21-151	93.88	128.93	35.05	0.41	4.56	0.47

FME-21-152	43.28	87.17	43.89	0.50	31.63	0.91
including	58.83	61.87	3.04	5.46	278.50	9.04
FME-21-152	101.04	102.57	1.53	0.01	145.00	1.88
FME-21-152	124.05	181.97	57.92	0.14	8.75	0.25
FME-21-153	52.73	126.34	73.61	0.14	16.15	0.34
FME-21-153	140.67	142.19	1.52	2.55	3.76	2.60
FME-21-153	187.91	208.18	20.27	0.43	17.16	0.65
including	187.91	189.59	1.68	0.87	98.13	2.13
FME-21-153	226.47	235.61	9.14	0.45	1.76	0.47
FME-21-153	374.14	375.97	1.83	0.61	136.67	2.36
including	374.14	374.90	0.76	1.29	235.00	4.31
FME-21-153	399.50	404.17	4.67	2.07	259.52	5.41
including	399.50	399.90	0.40	11.24	1148.00	26.01
including	402.64	404.17	1.53	3.24	464.00	9.21
FME-21-154	53.80	56.85	3.05	1.12	40.89	1.65

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(3) Intervals reported are uncapped

The intercepts reported today from Florida Mountain consist of mineralization with wide-spread low-grade gold-silver values, at times crosscut and underlain by narrower high-grade, steeply dipping low-sulphidation quartz-adularia veins. It is pertinent to note that with the exception of a portion of drill hole FME-21-138, none of the intercepts reported above were included in the 2022 DeLamar Resource Estimate completed alongside the PFS. It is also important to note that a large measure of some of the thicker intervals of mineralization reported today contain oxide and transitional gold-silver mineralization which, given their location, could be amenable to heap leaching.

To view a drill plan map of Florida Mountain, please click on the link below:

https://integraresources.com/site/assets/files/2572/drill_collar_location_-_fm_-_2022-10-20.pdf

To view cross sections of Florida Mountain, please click on the link below:

https://integraresources.com/site/assets/files/2572/fm_cross_sections_oct_2022_138-152.pdf

https://integraresources.com/site/assets/files/2572/fm_cross_sections_-_oct_140-142.pdf

The following table highlights selected intercepts from BlackSheep drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IGE-21-003	43.74	47.40	3.66	2.21	147.87	4.12
IGE-21-004	36.73	43.59	6.86	0.52	110.58	1.94
IGE-21-004	109.12	130.45	21.33	0.15	5.62	0.22

LDE-21-004	182.88	210.31	27.43	0.15	12.91	0.32
including	208.79	210.31	1.52	1.26	4.72	1.32
LDE-21-004	246.89	289.56	42.67	0.18	3.22	0.22
including	246.89	248.41	1.52	1.08	4.42	1.14
LDE-21-005	70.10	91.44	21.34	0.17	24.61	0.49
including	85.34	86.87	1.53	0.33	161.00	2.40
LDE-21-005	141.73	190.50	48.77	0.59	11.23	0.73
including	143.26	144.78	1.52	8.62	17.57	8.85

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(4) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(2) Intervals reported are uncapped

To view a drill plan map of the BlackSheep, please click on the following link:

https://integraresources.com/site/assets/files/2572/drill_collar_location_-_bs_-_2022-10-20.pdf

The BlackSheep District, which includes the Lucky Days and Georgianna Targets, is host to extensive gold-silver-arsenic soil geochemical anomalies analogous to the size and scope of gold-silver-arsenic anomalies present at the multi-million-ounce DeLamar and Florida Mountain deposits that are adjacent to this area.  At the more deeply eroded DeLamar and Florida Mountain deposits, the high-grade vein mineralization which was discovered and mined historically was partially in outcropping and surrounded by a halo of low-grade stockwork mineralization, which was subsequently mined by open pit. At the BlackSheep District, which is less deeply eroded, only the upper part of the stockwork vein halo is exposed, and the higher-grade veins are interpreted as being 100 m to 200 m below the current level of exposure. The drill results announced today targeted a very small fraction of these geochemically anomalous areas, with large tracts of land at both Georgianna and Lucky Days still to be drilled. In addition, multiple targets with large geochemical anomalies and mineralized surface showings within the BlackSheep District remain untested, including Twin Peaks, Statue Hills/Spain, Argentum and other highly gold-silver anomalous areas. This is a very large, 25 square kilometer area of untested potential.

In 2020, the Company undertook a preliminary regional mapping program of the BlackSheep area. Additional detailed mapping was then undertaken to characterize the mineralization at Lucky Days. In 2022, a further mapping program was undertaken by the exploration team focusing on Twin Peaks and Spain/Statue Hills to the North and an effort to map from Northern Lucky Days to Twin Peaks. Though complete assays of all samples have not been received, preliminary grab sample assays are encouraging, including surface samples ranging from 1.06 g/t Au to 6.12 g/t Au.

The following table highlights selected surface samples from BlackSheep:

Area	g/t Au	g/t Ag	g/t AuEq
Lucky Days	1.24	50.20	1.89
Lucky Days	2.56	125.00	4.17

Lucky Days	2.49	79.80	3.52
Lucky Days	2.76	586.00	10.30
Lucky Days	1.31	2.35	1.34
Georgianna	13.33	109.57	14.74
Twin Peaks	2.55	66.00	3.40
Twin Peaks	6.12	330.00	10.37
Twin Peaks	1.16	23.80	1.47
Twin Peaks	2.15	80.30	3.18
Twin Peaks	1.92	22.20	2.21
Twin Peaks	1.61	10.20	1.74
Twin Peaks	1.06	30.50	1.45

(1) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

To view a map of BlackSheep targets, please click on the link below: https://integraresources.com/site/assets/files/2572/blacksheep_map_vuse.pdf

On-going Drill program:

The Company is currently engaged in a 11,000 m drill program designed to systematically test approximately 60 million tonnes of previously mined but not processed, oxidized and transitional gold-silver mineralisation that was stockpiled by previous mine operators. One drill rig is currently active on the project, with 9 drill holes completed in less than 2 weeks of drilling. It is expected that this drilling will take 3 to 4 months, with preliminary results scheduled to start arriving in the next 4 to 6 weeks. If successful, this program has the potential to add a vast amount of potentially heap leach gold-silver mineralization to future mine plans at a very low-cost base.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.